SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2007
Commission File Number 000-31062
Oncolytics Biotech Inc.
(Translation of registrant’s name into English)
Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)
Date: March 2, 2007	By:	/s/ Doug Ball
Doug Ball
Chief Financial Officer

210,1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Reports Highlights and Financial Results for 2006
CALGARY, AB, March 2, 2007 — Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today reported its financial results for the year ended December 31, 2006.
“The past year has been an exciting and productive one for Oncolytics,” said Dr. Brad Thompson, President and CEO of Oncolytics Biotech Inc. “In 2006, we presented positive clinical results from local and systemic administrations trials using REOLYSIN®, commenced our Phase II combination REOLYSIN® and radiation clinical program and received approval to begin our combination REOLYSIN® program with approved chemotherapeutics.”
Selected Highlights:
•	Expanded the clinical program with the approval and commencement of enrolment for a Phase II combination REOLYSIN®/radiation trial in the U.K., approval and commencement of a Phase Ib REOLYSIN®/radiation trial in the U.K., commencement of a Phase I/II recurrent malignant glioma trial in the U.S., and approval for three combination REOLYSIN® and chemotherapy trials in the U.K.;

•	Completed enrolment of two Phase I systemic administration trials in the U.S. and the U.K.;

•	Presented positive final results of a Canadian Phase I recurrent malignant glioma trial and positive interim results of a U.K. Phase I systemic administration trial at the American Society of Clinical Oncology (ASCO) annual meeting and positive interim results of a Phase Ia combination REOLYSIN® and radiation clinical trial at the American Association for Cancer Research (AACR) annual meeting;

•	Presented promising preclinical research at the EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics in the area of co-therapy with chemotherapeutic agents and at the AACR Annual Meeting on the anti-tumour activity of reovirus in vitro and in vivo in childhood sarcoma cell lines;

•	Presented additional preclinical research on the interaction of reovirus and the immune system in 2006 at the British Society of Gene Therapy in London, U.K. and the European National Societies of Immunology in Paris, France and in early 2007 at the Academic & Research Surgery Conference in Cambridge, U.K.;

•	Strengthened the Board of Directors with the appointments of Dr. Ed Levy and Mr. Ger van Amersfoort;

•	Expanded the Company’s intellectual property portfolio with the issue of four additional U.S. patents and one more Canadian patent in 2006, and an 18th U.S. patent in early 2007;

•	Announced in January 2007 that Ms. Mary Ann Dillahunty had been appointed to the Company’s management team as Vice President, Intellectual Property; and,

•	Announced in February 2007 the closing of a public offering that provided gross proceeds of $12 million to the Company.

Oncolytics Biotech Inc.
BALANCE SHEETS
As at December 31

	2006	2005
	$	$

ASSETS
Current
Cash and cash equivalents	3,491,511	3,511,357
Short-term investments	24,122,237	36,894,810
Accounts receivable	84,003	47,390
Prepaid expenses	638,540	540,368

	28,336,291	40,993,925

Property and equipment	149,596	189,863

Intellectual property	5,079,805	5,110,538

	33,565,692	46,294,326

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,616,421	1,692,481

Alberta Heritage Foundation loan	150,000	150,000

Commitments and contingency

Shareholders’ equity
Share capital
Authorized: unlimited
Issued: 36,520,748 (2005 — 36,236,748)	83,083,271	82,841,871
Warrants	4,216,740	4,429,932
Contributed surplus	8,529,326	7,912,584
Deficit	(65,030,066)	(50,732,542)

	30,799,271	44,451,845

	33,565,692	46,294,326

Oncolytics Biotech Inc.
STATEMENTS OF LOSS AND DEFICIT
For the periods ended December 31

				Cumulative
				from inception
				on April 2,
				1998 to
				December 31,
	2006	2005	2004	2006
	$	$	$	$

Revenue
Rights revenue	—	—	—	310,000

	—	—	—	310,000

Expenses
Research and development	10,535,689	9,308,977	7,107,998	43,371,194
Operating	3,630,144	3,083,372	2,803,669	16,770,581
Stock based compensation	403,550	64,104	2,668,570	4,165,649
Foreign exchange loss	35,270	253,608	358,068	648,848
Amortization — intellectual property	874,043	786,459	686,717	4,036,834
Amortization — capital assets	52,637	69,532	65,039	407,683

	15,531,333	13,566,052	13,690,061	69,400,789

	15,531,333	13,566,052	13,690,061	69,090,789

Interest income	(1,233,809)	(783,456)	(699,757)	(4,803,005)

Gain on sale of BCY LifeSciences Inc.	—	(765)	(34,185)	(299,403)

Loss on sale of Transition Therapeutics Inc.	—	—	—	2,156,685

Loss before taxes	14,297,524	12,781,831	12,956,119	66,145,066

Future income tax recovery	—	—	—	(1,115,000)

Net loss for the year	14,297,524	12,781,831	12,956,119	65,030,066

Deficit, beginning of year	50,732,542	37,950,711	24,994,592	—

Deficit, end of year	65,030,066	50,732,542	37,950,711	65,030,066

Basic and diluted loss per share	(0.39)	(0.39)	(0.45)

Oncolytics Biotech Inc.
STATEMENTS OF CASH FLOWS
For the periods ended December 31

				Cumulative from
				inception on
				April 2,
				1998 to
				December 31,
	2006	2005	2004	2006
	$	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(14,297,524)	(12,781,831)	(12,956,119)	(65,030,066)
Deduct non-cash items
Amortization — intellectual property	874,043	786,459	686,717	4,036,834
Amortization — capital assets	52,637	69,532	65,039	407,683
Stock based compensation	403,550	64,104	2,668,570	4,165,649
Other non-cash items	—	224,508	379,895	1,383,537
Net changes in non-cash working capital	811,922	584,766	(69,065)	1,904,921

Cash used in operating activities	(12,155,372)	(11,052,462)	(9,224,963)	(53,131,442)

INVESTING ACTIVITIES
Intellectual property	(842,610)	(1,033,035)	(958,809)	(5,499,280)
Capital assets	(35,837)	(61,309)	(15,230)	(623,348)
Purchase of short-term investments	(1,035,427)	(22,195,253)	(6,777,179)	(48,119,467)
Redemption of short-term investments	13,808,000	6,656,746	3,114,000	23,578,746
Investment in BCY LifeSciences Inc.	—	7,965	133,609	464,602
Investment in Transition Therapeutics Inc.	—	—	—	2,532,343

Cash used in investing activities	11,894,126	(16,624,886)	(4,503,609)	(27,666,404)

FINANCING ACTIVITIES
Alberta Heritage Foundation loan	—	—	—	150,000
Proceeds from exercise of stock options and warrants	241,400	3,384,787	8,121,296	15,208,468
Proceeds from private placements	—	15,395,402	6,223,763	38,137,385
Proceeds from public offerings	—	—	9,150,902	30,793,504

Cash provided by financing activities	241,400	18,780,189	23,495,961	84,289,357

Increase (decrease) in cash and cash equivalents during the period	(19,846)	(8,897,159)	9,767,389	3,491,511

Cash and cash equivalents, beginning of the period	3,511,357	12,408,516	2,641,127	—

Cash and cash equivalents, end of the period	3,491,511	3,511,357	12,408,516	3,491,511

Cash interest received	940,100	993,097	459,757

To view the Notes to the Company’s Financial Statements and Management’s Discussion and Analysis, please see the Company’s 2006 Annual Filings which will be available on www.sedar.com.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics please visit www.oncolyticsbiotech.com
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2007 and beyond, the Company’s planned expansion, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the ability of the technology to strengthen the core technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs and the Company’s planned expansion of such programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Erika Moran
210, 1167 Kensington Cr NW	600, 205 5th Ave. SW	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Calgary, Alberta T2P 2V7	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.266.2453	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	emoran@investorrelationsgroup.com